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                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]


              VIVENDI UNIVERSAL PLANS TO SELL HOUGHTON MIFFLIN

PARIS, OCTOBER 31, 2002 - Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] has entered into exclusive negotiations with the consortium formed by Thomas H. Lee Partners, Blackstone Group, Bain Capital and Apax Partners with a view to disposing of Houghton Mifflin. The sale is expected to go ahead on the basis of an enterprise value of E1.75 billion, representing 1.4 times Houghton Mifflin's 2001 revenue and 9.5 times its 2001 EBITDA after bookplate amortization.

Excluding the games businesses, the Vivendi Universal Publishing asset sales completed or under way since January 1, 2002 amount to an enterprise value of E4.3 billion (professional press, Comareg, Groupe L'Express-L'Expansion, Houghton Mifflin and the publishing businesses in Europe and Latin America).

Vivendi Universal also confirms that, as announced on September 25, it is targeting disposals of E12-billion-worth of assets over 18 months (excluding Cegetel and Vivendi Environnement), under satisfactory conditions for shareholders despite difficult markets. The company already estimates that it will have sold assets worth more than E5 billion in enterprise value by the end of the year. This gives it an advance of over one quarter on its initial schedule, which planned for asset sales worth E5 billion by March 2003.

IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the transaction described above will not be finalized; that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed sales and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to finalize proposed transactions; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the French Commission des Operations de Bourse and with the U.S. Securities and Exchange Commission (at www.sec.gov) or directly from Vivendi Universal.

CONTACTS:

   MEDIA RELATIONS:                   INVESTOR RELATIONS:
   PARIS                              PARIS
   Antoine Lefort                     Laurence Daniel
   +33 (1).71.71.1180                 +33 (1).71.71.1233
   Alain Delrieu                      NEW YORK
   +33 (1).71.71.1341                 Eileen McLaughlin
   NEW YORK                           +(1) 212.572.8961
   Anita Larsen
   +(1) 212.572.1118